Mail Stop 3561

April 22, 2008

Alan Moadel
Chief Executive Officer
Med-X Systems, Inc.
2 West 46th Street, 2nd Floor
New York, NY 10036

>   **Re: Med-X Systems, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed April 18, 2008**
>   **File No. 000-33107**

Dear Mr. Moadel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed April 18, 2008

1. In accordance with Item 304(a)(1)(i) of Regulation S-B, please amend your filing to specifically disclose whether Thomas Leger & Co. LLP resigned, declined to stand for re-election, or was dismissed. The use of the word terminated in not in accordance with Item 304 of Regulation S-B.

2. Please file an updated letter from Thomas Leger & Co. LLP as an Exhibit 16 reflecting their agreement or disagreement with the disclosures in your amended Form 8-K filing. Please advise Thomas Leger & Co. LLP that, consistent with the requirements of Item 304(a)(3) of Regulation S-B, their letter should state whether

Alan Moadel
Med-X Systems, Inc.
April 22, 2008
Page 2

they agree with each statement made in your filing as it relates to them and, if not, stating the respects in which they do not agree (the former accountants should state the date they believe they were dismissed, etc…). Also, for example, the letter included with the your filing makes no reference to the disclosures required by Item 304(a)(1)(iv) of Regulation S-B. Also, if they don't agree with the other dates disclosed (i.e. 2nd paragraph in the Exhibit - reportable events subsequent to August 14, 2007), please have the former accountants identify and disclose the appropriate date.

3. Please tell us why the Exhibit 16 letter from Thomas Leger & Co. LLP indicates that there is a discrepancy in the date that your relationship with them ceased and, if that date was August 30, 2007, why they have no basis to agree or disagree as to reportable events subsequent to August 14, 2007. Tell us when you notified them as to their dismissal, if applicable.

4. In accordance with Item 304(a)(1)(i) of Regulation S-B, please amend your filing to disclose whether RBSM LLP resigned, declined to stand for re-election, or was dismissed. The use of the word terminated in not in accordance with Item 304 of Regulation S-B.

5. Please revise your disclosure to clearly indicate the date of RBSM LLP's original engagement as your independent accountant (i.e. the engagement of RBSM LLP as the independent accountant of the registrant subsequent to the reverse merger).

6. Please file an updated letter from RBSM LLP as an Exhibit 16 reflecting their agreement or disagreement with the disclosures in your amended Form 8-K filing. Please advise RBSM LLP to revise the reference to Item 4(a) of your amended Form 8-K and to reference the exact paragraphs of their agreement or disagreement. It does not appear that Item 4(a) is a specific section of your filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant